SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1 CAE/CAAS Av. Presidente Vargas, 409 –13º and. 22210-030 Rio de Janeiro - RJ Phone #: (21) 2514-5641

EXCERPT OF THE MINUTES OF THE SEVEN HUNDRED AND NINETY-NINTH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE (Corporate Registration Identification Number)/CNPJ (Brazilian Registration of Legal Entities) no. 00001180/0001-26

I hereby certify, for the due purposes, that on March 23, 2017, at 9 a.m., the Board of Directors of Eletrobras met at the Company’s Head Office, at Avenida Presidente Vargas, 409, Centro, Rio de Janeiro – RJ. The meeting was chaired by Mr. JOSÉ GUIMARÃES MONFORTE, CEO, and Directors Mr. WILSON FERREIRA JR., Mr. JOSÉ PAIS RANGEL, Mr. EDVALDO LUÍS RISSO, Mr. CARLOS EDUARDO RODRIGUES PEREIRA, Mr. ESTEVES PEDRO COLNAGO JUNIOR and Mr. ARIOSTO ANTUNES CULAU were present, being the latter present via teleconference. The Board member Mr. VICENTE FALCONI CAMPOS was absent for good cause shown. Deliberation: DEL-048/2018. Sale of SPE Integração Transmissora de Energia S.A. – INTESA. RES-724, dated March 20, 2018. Revocation of DEL-028, dated February 23, 2018. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, exercising the powers conferred upon it, confirming the decision of the Board of Executive Officers, substantiated by the documents below, RESOLVED: ➢ Report to the Executive Board no. PR-52, dated 03.20.2018; ➢ Executive Summary PR/DJ no. S/N, dated 03.20.2018; 1.       approve the sale of the all issued shares of SPE Integração Transmissora de Energia S.A - INTESA, owned by Eletrobras, by sale of shareholding participation through payment made by Chesf and Eletronorte to Eletrobras, under the same terms and conditions applied in the acquisition by Equatorial of shares of INTESA owned by FIP Brasil Energia; 2. determine that the Financial Board and the Investor Relations Board – DF, the Presidency - PR, through the Legal Superindence – PRJ, of the Superintendence of SPE Interest Management and Government Program – PRF, and through the Office of the Presidency – PRG, each in their scope of performance, adopt the measures required for the fulfillment of this Deliberation; 3. revoke DEL-028, dated 02/23/2018. This certificate is issued and signed by me, BRUNO KLAPPER LOPES, Governance Secretary of the Board of Directors of Eletrobras.

Rio de Janeiro, March 28, 2018.

BRUNO KLAPPER LOPES
Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.